CHEN-DRAKE LAW GROUP, P.C.

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

www.chendrakelaw.com

July 28, 2017

VIA FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief Susan Block, Staff Attorney Beverly Singleton, Staff Accountant Lyn Shenk, Staff Accountant

Re:	Cosmos Group Holdings Inc. Registration Statement on Form 10-12G (the “Form 10) File No. 000-55793

Ladies and Gentlemen:

On behalf of Cosmos Group Holdings Inc. (the “Company” or “COSG”), we are hereby responding to the comments received by letter dated July 20, 2017, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form 10 filed on May 23, 2017, as amended by the Amendment No. 1 to Form 10 filed on July 7, 2017 (collectively, the “Form 10”). These responses have been prepared by the Company with our assistance. For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

Enclosed herewith is a proposed amended version of the Form 10 (“Proposed Amended Form 10”) that addresses the Commission’s comments in its July 20, 2017 letter. The revisions in the Proposed Amended Form 10 are marked for your convenience. We intend to file the amended Form 10 once we have confirmation from the Commission that the proposed revisions in the Proposed Amended Form 10 are acceptable.

General

1.	We note your response to our prior comment 2. Please indicate you are an Emerging Growth Company or provide us your analysis as to why you do not believe you are an Emerging Growth company.

Response: The Company has amended the facing page to the Form 10 to indicate that it is an Emerging Growth Company as well as a smaller reporting company.

Business, page 1

Overview, page 1

History, page 1

July 28, 2017

2.	We have reviewed your disclosure made in response to our prior comment 5. We note you do not expect to engage in a name change in the near future. Given that your historical financial statements in the reverse merger are those of Lee Tat Transportation Int’l Limited (“Lee Tat”) and that since the acquisition, you will maintain your current name, please consider providing name clarification of the financial statements for periods subsequent to the May 12, 2017 reverse merger. In this regard, it appears subsequent period financial statements and comparative periods should be named Cosmos Group Holdings Inc.

Response: On a going forward basis, the Company will name its financial statements “Cosmos Group Holdings Inc.”

Expansion into China, page 6

3.	If required by Item 601(b)(10) of Regulation S-K, please file the cooperation agreement with SHY as an exhibit.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See pages 7 and 38.

Certain Relationships and Related Transactions, and Director Independence, page 35

4.	We have reviewed your response to our prior comment 15. Please confirm to us that the advances from Cosmos Links, which is controlled by your President and Interim Chief Financial Officer, Miky Wan, will also be included in the consolidated financial statements of Cosmos Group Holdings Inc. in periods subsequent to the reverse merger. In this regard, also please confirm to us that the March 31, 2017 outstanding balance of US$15,018 is reflected in the line item Amounts due to related parties under the column for Historical COSG in the pro forma balance sheet at page F-31.

Response: The Company hereby confirms that the advances from Cosmos Links, which is controlled by our President and Interim Chief Financial Officer, Miky Wan, will be included in the consolidated financial statements of Cosmos Group Holdings Inc. in periods subsequent to the reverse merger. We confirm that the March 31, 2017 outstanding balance of US$15,018 is reflected in the line item “Amounts due to related parties” under the column for Historical COSG in the pro forma balance sheet at page F-31.

Financial Statements and Exhibits, page 40

5.	We note your listing within the Exhibits, reference to Exhibit 23 regarding a consent of HKCMCPA Company Limited, which you indicate is being filed herewith. We are unable to locate such filed exhibit. Please revise or advise.

Response: The Company has added the consent of HKCMCPA Company Limited as Exhibit 23.

Unaudited Pro Forma Financial Statements, page F-30

Note 2. Basis of Presentation, page F-34

6.	In the third paragraph, please revise the last sentence to omit references to the Form 8-K and to the Exhibits. We note such historical financial statements of Lee Tat are included in this Form 10, as amended. Also, please expand the second paragraph to disclose that the pro forma statements of operations for the year ended December 31, 2016 and the three months ended March 31, 2017 included herein give effect to the acquisition as if it occurred on January 1, 2016.

Response: The Company has added disclosures to the Form 10 in accordance with the Staff’s comment. See page F-34.

July 28, 2017

In providing the foregoing answers, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake
of CHEN-DRAKE LAW GROUP, PC